Exhibit (a)(5)(K)

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiffs

[Additional counsel appear on signature page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

STEPHEN BUSHANSKY and MENDEL	) Case No.
ZAKS, on Behalf of Themselves and All	)
Others Similarly Situated,	)
) CLASS ACTION
)
Plaintiffs,	) CLASS ACTION COMPLAINT
) FOR VIOLATIONS OF THE
vs.	) FEDERAL SECURITIES LAWS
)
ROCKET FUEL INC., E. RANDOLPH	) JURY TRIAL DEMANDED
WOOTTON III, MONTE ZWEBEN,	)
RICHARD A. FRANKEL, SUSAN L.	)
BOSTROM, RONALD E. F. CODD,	)
WILLIAM W. ERICSON, CLARK M.	)
KOKICH, and JOHN J. LEWIS,	)
)
)
Defendants.	)
)
)

Plaintiffs Stephen Bushansky and Mendel Zaks (“Plaintiffs”), individually and on behalf all others similarly situated, by and through their undersigned counsel, alleges the following upon information and belief, including an examination and inquiry conducted by and through their counsel, except as to those allegations pertaining to Plaintiffs, which are alleged upon personal knowledge, as follows:

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Rocket Fuel Inc. (“Rocket Fuel” or the “Company”) against Rocket Fuel and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”), pursuant to which Rocket Fuel will be acquired by Sizmek Inc. (“Sizmek”), an affiliate of Vector Capital IV, L.P. (“Vector”) and Vector Capital V, L.P., and Sizmek’s wholly owned subsidiary Fuel Acquisition Co. (“Purchaser”) (the “Proposed Transaction”).

2. On July 18, 2017, Rocket Fuel issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell Rocket Fuel to Sizmek. Under the terms of the Merger Agreement, Sizmek will acquire all outstanding shares of Rocket Fuel for $2.60 in cash per Rocket Fuel common share (the “Offer Price”). The Tender Offer commenced on August 2, 2017 and is scheduled to expire at 12:00 midnight, New York City time, at the end of August 29, 2017 (the “Expiration Date”). The Proposed Transaction is valued at approximately $145 million.

3. On August 2, 2017, Rocket Fuel filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that Rocket Fuel stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, Needham & Company, LLC (“Needham”); and (ii) Rocket Fuel insiders’ potential conflicts of interest. The failure to adequately disclose such material

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as Rocket Fuel stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

4. In short, the Proposed Transaction will unlawfully divest Rocket Fuel’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiffs seek to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiffs’ claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Rocket Fuel is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

THE PARTIES

8. Plaintiffs are, and have been at all times relevant hereto, continuous stockholders of Rocket Fuel.

9. Defendant Rocket Fuel is a Delaware corporation with its principal executive offices located at 2000 Seaport Boulevard, Suite 400, Pacific Shores Center, Redwood City, California 94063. Rocket Fuel’s common stock is traded on the NASDAQ Stock Market LLC under the ticker symbol “FUEL.”

10. Defendant E. Randolph Wootton III (“Wootton”) has been Chief Executive Officer (“CEO”) and a director of the Company since November 2015.

11. Defendant Monte Zweben (“Zweben”) has been Chairman of the Board since March 2016 and previously served as Executive Chairman of the Board from November 2015 to March 2016 and as interim CEO of the Company from March 2015 to November 2015. Defendant Zweben has been a director of the Company since March 2010.

12. Defendant Richard A. Frankel (“Frankel”) has been a director of the Company since March 2008. Defendant Frankel previously served as Executive Vice President of the Company from October 2015 to July 2016, as President of the Company from May 2008 to October 2015, and as Chief Financial Officer of the Company from March 2008 to February 2009. Defendant Frankel is also a co-founder of the Company.

13. Defendant Susan L. Bostrom (“Bostrom”) has been a director of the Company since February 2013.

14. Defendant Ronald E. F. Codd (“Codd”) has been a director of the Company since February 2012.

15. Defendant William W. Ericson (“Ericson”) has been a director of the Company since May 2008.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

16. Defendant Clark M. Kokich (“Kokich”) has been a director of the Company since April 2011.

17. Defendant John J. Lewis (“Lewis”) has been a director of the Company since January 2016.

18. Defendants Wootton, Zweben, Frankel, Bostrom, Codd, Ericson, Kokich and Lewis are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

19. Sizmek is a Delaware corporation and a provider of powerful, integrated solutions to optimize campaigns across all media.

20. Purchaser is a Delaware corporation and wholly-owned subsidiary of Sizmek.

CLASS ACTION ALLEGATIONS

21. Plaintiffs bring this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own Rocket Fuel common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

22. Plaintiffs’ claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

23. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through discovery, Plaintiffs believe that there are thousands of members in the Class. As of July 31, 2017, there were 46,993,632 shares of Company common stock outstanding. All members of the Class may be identified from records maintained by Rocket Fuel or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

24. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a) Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b) Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c) Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d) Whether Plaintiffs and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

25. Plaintiffs will fairly and adequately protect the interests of the Class, and have no interests contrary to or in conflict with those of the Class that Plaintiffs seek to represent. Plaintiffs have retained competent counsel experienced in litigation of this nature.

26. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiffs know of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

27. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

SUBSTANTIVE ALLEGATIONS

Company Background

28. Rocket Fuel is a technology company that brings the power of machine learning to the world of digital marketing. The Company’s core service offerings are organized around two platforms: Demand Side Platform (“DSP”) and Data Management Platform (“DMP”), which can be used independently, together, or can be integrated with a customer’s other customer relationship management or marketing platforms.

29. In September 2014, Rocket Fuel acquired X Plus Two Solutions, Inc., the parent company of [x+1], a privately held programmatic marketing technology company. Rocket Fuel’s acquisition of [x+1] allowed the Company to add important assets to its technology solutions, including its DMP. Since this acquisition in September 2014, Rocket Fuel has worked to join its DSP and DMP into a combined platform that has allowed the Company to introduce its Predictive Marketing Platform. Rocket Fuel offers its Predictive Marketing Platform as a managed service, which it operates on behalf of its customers (“Media Services”) and as a technology solution its customers acquire and operate themselves, or acquire and obtain supporting services from the Company (“Platform Solutions”). Media Services and Platform Solutions are Rocket Fuel’s two main businesses.

30. Rocket Fuel interacts with customers primarily through advertising agencies acting on their behalf. The Company also makes its self-service platform available to agency holding companies, who in turn use Rocket Fuel’s platform to service operating advertising agencies affiliated with the holding company, and to independent agencies.

31. On January 9, 2017, the Company issued a press release announcing a restructuring shift toward its Platform Solutions business in order to accelerate the Company’s transformation into a leading software-as-a-service (“SaaS”) market. Defendant Wootton commented on Rocket Fuel’s reorganization plan, stating:

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Our top goal in 2017 is returning to growth. . . . We will do this by working side by side with the world’s largest agencies and brands to leverage the value of our predictive marketing platform. We believe we can accelerate the traction in our platform solution business, which — at scale — should have lower costs of sales and service. We will continue plans to integrate our Moment Scoring technology into the top marketing platform OEMs to improve their predictive capabilities. Finally, we will continue partnering with some of the most influential system integrators to create robust solutions for their customers that integrate the very best offerings in the adtech/martech ecosystem.

The Sale Process

32. As a result of Rocket Fuel’s desire to transition the Company further toward Platform Solutions, the Board decided to explore a sale of Media Services.

33. In December 2016 and January 2017, Needham contacted 69 potential strategic acquirers (not including Sizmek) and two private equity firms (not including Vector) concerning their interest in a possible acquisition of Media Services.

34. On December 2, 2016, defendant Wootton met with Vector, and Vector expressed interest in acquiring the Company. Defendant Wootton informed Vector that Rocket Fuel was currently pursuing its standalone strategy.

35. On January 9, 2017, Rocket Fuel announced its significant restructuring and its intent to continue to shift its strategic focus toward Platform Solutions.

36. On February 17, 2017, the Company received two indications of interest. A company referred to in the Recommendation Statement as “Party A” proposed to acquire Media Services for $80 to $85 million. Sizmek, as an affiliate of Vector, proposed to acquire all of Rocket Fuel for $3.40 per share.

37. On February 21, 2017, a company referred to in the Recommendation Statement as “Party B” submitted an indication of interest to acquire a majority stake in Media Services. Party B’s proposal ascribed an enterprise value of $130 to $150 million to Media Services in a multi-step transaction.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

38. From February through April 2017, Needham contacted 24 potential strategic acquirers (not including Sizmek) and 13 private equity firms (not including Vector) concerning their interest in a possible acquisition of the Company.

39. On March 30, 2017, Party A submitted a revised indication of interest to acquire Media Services for $40 million. Party A also proposed making a $40 million investment in Rocket Fuel following the sale of Media Services.

40. Throughout April 2017, Party B submitted multiple revised indications of interest to acquire Media Services for $80 million at closing and up to $60 million to be payable in the future.

41. On April 21, 2017, Rocket Fuel received two indications of interest from a private equity firm referred to in the Recommendation Statement as “Party C” and a company referred to in the Recommendation Statement as “Party D.” Party C proposed to acquire all of Rocket Fuel for $2.00 to $2.25 per share, or in the alternative, to acquire Platform Solutions for $65 million to $75 million. Party D proposed to acquire Media Services with a $100 million promissory note and making a $50 million investment in the Company six months following the sale of Media Services.

42. On April 24, 2017, Sizmek submitted a revised indication of interest to acquire all of Rocket Fuel for $4.00 to $5.25 per share and requested an exclusivity period.

43. On April 28, 2017, Party C submitted a revised indication of interest to acquire the Company for $4.60 to $4.90 per share, but withdrew its proposal on May 18, 2017.

44. On June 2, 2017, Party B and Sizmek submitted further revised indications of interest. Party B proposed to acquire Media Services for $80 million at closing and up to $60 million to be payable in the future. Sizmek proposed to acquire all of the Company for $3.50 to $4.00 per share.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

45. On June 6, 2017, Sizmek and Rocket Fuel entered into an exclusivity agreement with the goal of Sizmek working toward a price of $4.00 per share.

46. On June 27, 2017, Sizmek submitted a revised indication of interest to acquire the Company for $2.50 per share and, at the end of the day, the exclusivity agreement expired.

47. Following negotiations, Sizmek agreed to a proposal of $2.60 per share and Rocket Fuel would conduct a 30-day “go-shop.”

48. On July 17, 2017, Needham rendered its fairness opinion and the Board approved the Merger Agreement. Rocket Fuel and Sizmek subsequently executed the Merger Agreement.

The Proposed Transaction is Inadequate

49. On July 18, 2017, Rocket Fuel issued a press release announcing the Proposed Transaction, which stated, in relevant part:

REDWOOD CITY, Calif. -- Rocket Fuel (NASDAQ:FUEL), a predictive marketing platform, today announced that it has entered into a definitive agreement to be acquired by Sizmek Inc., the largest people-based creative optimization and data activation platform delivering impressions that inspire. Sizmek is an affiliate of Vector Capital.

Under the terms of the merger agreement with Sizmek, which has been unanimously approved by Rocket Fuel’s board of directors, an affiliate of Sizmek will commence a tender offer for all of the outstanding shares of Rocket Fuel’s common stock for $2.60 per share in cash. This represents an enterprise value for Rocket Fuel of approximately $145 million.

The proposed combination with Sizmek brings Rocket Fuel’s media optimization and industry leading AI-enabled decisioning to Sizmek’s omni-channel creative optimization and data activation platform, marking the next logical step in marketing automation. Combined, the two companies connect more than 20,000 advertisers and 3,600 agencies to audiences in over 70 countries around the globe, and service a client base comprised of an overwhelming majority of the world’s most recognized brands and agencies.

Under the terms of the merger agreement, Rocket Fuel has a go-shop right to solicit third party alternative acquisition proposals for the next 30 days.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Completion of the acquisition is subject to customary closing conditions, including a majority of the outstanding shares of Rocket Fuel’s common stock having been tendered in the tender offer and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The parties expect the transaction to be completed in third quarter of 2017.

Insiders’ Interests in the Proposed Transaction

50. Rocket Fuel and Sizmek insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiffs and the public stockholders of Rocket Fuel.

51. Rocket Fuel insiders stand to reap additional substantial financial benefits for securing the deal with Sizmek. For example, 25% of outstanding unvested Company options and restricted stock units (“RSUs”) will become fully vested and converted into the right to receive cash payments. The following tables set forth the consideration the Company’s executive officers stand to receive in connection with accelerated vesting of their unvested equity-based awards:

Name	Number of Unvested Rocket Fuel Options	Value of Unvested Rocket Fuel Options (2)
Executive Officers
E. Randolph Wootton III**	230,000	$66,700
Stephen Snyder	380,000	$296,400
David Gosen	147,917	$35,604
Richard Pittenger	62,500	$18,125
Richard Song	0	$0

Name	Number of Outstanding Rocket Fuel RSUs		Value of Outstanding Rocket Fuel RSUs (1)
Executive Officers
E. Randolph Wootton III**	298,125	(2)	$775,125	(2)
Stephen Snyder	0		$0
David Gosen	0		$0
Richard Pittenger	0		$0
Richard Song	24,375		$63,375

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

52. Moreover, if they are terminated in connection with the Proposed Transaction, Rocket Fuel’s named executive officers stand to receive substantial cash severance payments, as set forth in the following table:

Name	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
E. Randolph Wootton III	950,000	841,825	24,478	1,816,303
Richard Song	691,665	63,375	24,478	779,518
JoAnn Covington*	—	—	—	—
Richard Frankel	172,500	85,288	25,067	282,855
Rex Jackson*	—	—	—	—

53. In addition, Rocket Fuel’s Chief Financial Officer Stephen Snyder (“Snyder”) is eligible to receive an $81,250 “retention bonus” subject to his continued employment, to be paid in two equal installments at the same time payments are made under Rocket Fuel’s corporate bonus program, which is currently expected to be paid in August 2017 and March 2018. Executives David Gosen (“Gosen”) and Richard Pittenger (“Pittenger”) are similarly expected to receive incremental incentive bonuses of £80,715 and $150,000, respectively, in two installments equal to 25% and 75% of the total amount at the same time payments are made under Rocket Fuel’s corporate bonus program.

The Recommendation Statement Contains Material Misstatements or Omissions

54. The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Rocket Fuel’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer or seek appraisal.

55. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) the data and inputs underlying the financial valuation analyses that

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

support the fairness opinion provided by Needham; and (ii) Rocket Fuel insiders’ potential conflicts of interest. Accordingly, Rocket Fuel stockholders are being asked to make a decision whether to tender their shares in connection with the Tender Offer or seek appraisal without all material information at their disposal.

Material Omissions Concerning Needham’s Financial Analyses

56. The Recommendation Statement describes Needham’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Needham’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Rocket Fuel’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Needham’s fairness opinion in determining whether to vote in favor of the Proposed Transaction or seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to Rocket Fuel’s stockholders.

57. With respect to Needham’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the inputs and assumptions underlying the extremely wide discount rate range of 17.0% to 27.0%; (ii) the implied perpetuity growth rates resulting from the analysis; and (iii) Rocket Fuel’s cash and debt, in each case as of June 30, 2017.

58. With respect to Needham’s Selected Companies Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Needham in the analysis. A fair summary of such an analysis requires the disclosure of the individual multiples for each company utilized or, at a minimum, the high, low, mean and median multiples. As Needham failed to select and apply multiples to the Proposed Transaction, the individual multiples are critical for Rocket Fuel stockholders to assess the Proposed Transaction.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

59. With respect to Needham’s Selected Transactions Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Needham in the analysis. A fair summary of such an analysis requires the disclosure of the individual multiples for each transaction observed. As Needham failed to select and apply multiples to the Proposed Transaction, the individual multiples are critical for Rocket Fuel stockholders to assess the Proposed Transaction.

60. When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

61. The omission of this information renders the statements in the “Opinion of Needham & Company, LLC” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Insiders’ Potential Conflicts of Interest

62. The Recommendation Statement also materially misleads stockholders as to the potential conflicts of interest faced by Rocket Fuel management and the Board.

63. Although the Recommendation Statement states that none of Rocket Fuel’s executives have “reached an understanding on potential employment” or “entered into any definitive agreements or arrangements regarding employment” (Recommendation Statement at 21), the Recommendation Statement fails to disclose whether any of Sizmek’s prior proposals or indications of interest mentioned management retention.

64. The Recommendation Statement also fails to disclose any information with respect to the negotiation of the $81,250 retention bonus the Company agreed to pay Snyder and the incremental incentive bonuses of £80,715 and $150,000 the Company agreed to pay Gosen and Pittenger, respectively.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

65. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

66. The omission of this information renders the statements in the “Arrangements with Current Executive Officers and Directors of Rocket Fuel” and “Background and Reasons for the Rocket Fuel Board’s Recommendation” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for

Violations of Section 14(d) of the Exchange Act And SEC Rule 14d-9

67. Plaintiffs repeat all previous allegations as if set forth in full.

68. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Rocket Fuel stockholders to tender their shares in the Tender Offer.

69. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

70. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

71. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

72. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiffs and the Class, who will be deprived of their right to make an informed decision whether to tender their shares if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiffs and Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for

Violations of Section 14(e) of the Exchange Act

73. Plaintiffs repeat all previous allegations as if set forth in full.

74. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

75. Defendants knew that Plaintiffs would rely upon their statements in the Recommendation Statement in determining whether to tender their shares pursuant to the Tender Offer.

76. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiffs have sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender their shares.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

COUNT III

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

77. Plaintiffs repeat all previous allegations as if set forth in full.

78. The Individual Defendants acted as controlling persons of Rocket Fuel within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Rocket Fuel and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading.

79. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiffs to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

80. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

81. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

82. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

83. Plaintiffs and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor on behalf of Rocket Fuel, and against defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiffs as the Class representative and Plaintiffs’ counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiffs and the Class;

D. Awarding Plaintiffs the costs of this action, including reasonable allowance for Plaintiffs’ attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

JURY DEMAND

Plaintiffs demand a trial by jury on all claims and issues so triable.

Dated: August 4, 2017	WEISSLAW LLP Joel E. Elkins

	By:	/s/ Joel E. Elkins

Joel E. Elkins

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

-and-

Richard A. Acocelli

1500 Broadway, 16th Floor

New York, NY 10036

Telephone: 212/682-3025

Facsimile: 212/682-3010

Attorneys for Plaintiffs and

the Proposed Class

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS